Exhibit (d)(2)
NON-NEGOTIABLE SECURED PROMISSORY NOTE

$500,000.00	Atlanta, Georgia

FOR VALUE RECEIVED, i2 Telecom International, Inc., a Washington corporation (“Maker”), promises to pay to Holder (“Payee”) located at ___________________________________(or to such other person or persons and/or such other address as Payee may designate in writing to Maker), the principal sum of FIVE HUNDRED THOUSAND DOLLARS ($500,000.00) (the “Principal Amount”), together with a loan origination fee, in the amount of FIFTY THOUSAND DOLLARS ($50,000.00) or ONE HUNDRED THOUSAND DOLLARS ($100,000.00) (the “Loan Fee”) of the Maker’s common stock (the “Stock Payment”) at the discretion of the Payee (the “Loan Fee”) plus interest thereon as provided for herein. The share price for the issuance of the common stock shall be determined using the closing average price on the previous twenty (20) days of trading on the Maturity Date (as defined below) plus interest thereon as provided for herein.

This Promissory Note shall bear interest on the Principal Amount hereof at a rate equal to 12.0% per annum, which interest shall be computed on the daily outstanding Principal Amount hereunder on a 360-day year. This Promissory Note shall paid by Maker the sooner of Ninety (90) days from the date hereof or within three (3) business days after the closing of a minimum of Four Million ($4,000,000) financing, (the “Financing”). Pre-payment of this Promissory Note shall occur in the following manner in the event less than $4,000,000 of Financing is completed: i) The Maker shall pay the Payee Fifty (50%) percent of the total principal and interest due upon the Maker completing $2,000,000 in total debt and/or equity funding; ii) The Maker shall pay the Payee Seventy-Five (75%) percent of the total principal and interest due upon the Maker completing $3,000,000 in total debt and/or equity funding; and iii) The Maker shall pay the Payee One-Hundred (100%) percent of the total principal and interest due upon the Maker completing $4,000,000 in total debt and/or equity funding..

No later than three (3) business days after the Financing is completed, (the “Closing Date”), Maker shall pay to Payee the Principal Amount and all interest accrued on the Principal Amount from the date hereof until the Closing Date, payable in cash. Upon payment in full of the Principal Amount and interest, Payee shall no longer have any rights, and Maker shall no longer have any obligations, under this Promissory Note.

If the Closing Date does not occur within Ninety (90) days of the date hereof (the “Maturity Date”), then the entire Principal Amount of this Promissory Note, together with interest accrued thereon from the date hereof, shall be due and payable ON DEMAND by Payee at any time after the Maturity Date. If Payee makes a demand for payment of this Promissory Note, then the Principal Amount hereof shall be payable in cash. If the Closing Date occurs after the Maturity Date, unless Payee has made a demand for payment of this Promissory Note after the Maturity Date and prior to the Closing Date, then the interest rate shall increase to a rate equal to 18.0% per annum, (the “Default Rate”) which interest shall be computed on the daily outstanding Principal Amount hereunder on a 360-day year from the Maturity Date until paid in full to Payee by Maker.

Upon closing of this Promissory Note, Maker shall issue to Payee a warrant to purchase 5,000,000 shares of Common Stock (the “Warrant”) at an exercise price of Eight Cents ($.08) each exercisable for a period of five (5) years from the date of issuance. In the event that the Principal Amount and interest are not paid to Payee by Maker by the Maturity Date, then Maker shall issue to Payee an additional warrant to purchase 2,500,000 shares of Common Stock per thirty day (30) period that Loan goes unpaid (the “Additional Warrant(s)”) at an exercise price of Eight Cents ($.08) each exercisable for a period of five (5) years from the date of issuance. The Warrant and the Additional Warrant(s), if any, shall be entitled to “Piggyback” registration rights along with the filing of a registration statement by the Company within One-Hundred and Eighty (180) days from the date hereof; and (ii)The Participation in Patent #7,460,480 shall increase by One and one-half percent (1.25%) participation in future monetization, sale, license and royalty revenues.

All amounts payable hereunder in cash shall be paid in lawful money of the United States and in immediately available funds.

Maker hereby waives presentment, demand, protest and notice of any kind (including notice of presentment, demand, protest, dishonor and nonpayment).

Each provision of this Promissory Note shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Promissory Note shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Promissory Note.

This Promissory Note shall be binding upon Maker and its successors and assigns and shall inure to the benefit of Payee and its legal representatives, successors and assigns. No changes may be altered or waived unless by the mutual consent of the Maker and Payee.

This Promissory Note in all respects shall be governed by and construed and enforced in accordance with the laws of the State of Georgia, without giving effect to principles of conflicts of laws. This Promissory Note may not be changed orally, but only by an instrument in writing executed by the parties hereto.

IN WITNESS WHEREOF, Maker has caused this Promissory Note to be executed as of the April ___, 2009.

MAKER:

i2 TELECOM INTERNATIONAL, INC.

By:Paul R. Arena_________________________

Title:Chief Financial Officer________________

PAYEE:

HOLDER

By:	__________